Exhibit 21.1

LIST OF SUBSIDIARIES

OF PARAGON 28, INC.

as of December 31, 2023

Company	Jurisdiction of Formation
Paragon 28 Medical Devices Trading Limited[1]	Ireland
Paragon 28 Australia PTY LTD[2]	Australia
Paragon 28 DE Gmbh[1]	Germany
Paragon 28 Italia SRL[1]	Italy
Disior Oy1	Finland
Paragon Advanced Technologies, Inc.[1]	Delaware
Paragon 28 UK, LTD[1]	United Kingdom

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1100% owned by Paragon 28, Inc.

2 100% owned by Paragon 28 Medical Devices Trading Limited